GREENPOWER MOTOR COMPANY INC.
(the “Issuer” or “GreenPower”)
STATEMENT OF EXECUTIVE COMPENSATION
Form 51-102F6
Statement of Executive Compensation

YEAR ENDED MARCH 31, 2023
General
For the purpose of this Statement of Executive Compensation:
“CEO” means an individual who acted as chief executive officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;
“CFO” means an individual who acted as chief financial officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;
“closing market price” means the price at which the company’s security was last sold, on the applicable date,
(a)	in the security’s principal marketplace in Canada, or
(b)	if the security is not listed or quoted on a marketplace in Canada, in the security’s principal marketplace;
“company” includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;
“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;
 “external management company” includes a subsidiary, affiliate or associate of the external management company;
“grant date” means a date determined for financial statement reporting purposes under IFRS 2 Share-based Payment;
“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;
“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;
“NEO” or “named executive officer” means each of the following individuals:

(a)	a CEO;
(b)	a CFO;
(c)
each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than CDN$150,000, as determined in accordance with subsection 1.3(6), for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;
“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;
“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;
“replacement grant” means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;
“repricing” means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option;
“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.
For the purpose of this Statement of Executive Compensation, all amounts herein are reported in U.S. dollars unless stated otherwise.
COMPENSATION DISCUSSION AND ANALYSIS
Compensation Discussion and Analysis
The overall objective of the Issuer’s compensation strategy is to offer short-term, medium-term and long-term compensation components to ensure that the Issuer has in place programs to attract, retain and develop management of the highest caliber and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the CEO, if any, in this regard. The Issuer currently has short-term, medium-term and long-term compensation components in place, and intends to further develop these compensation components. The objectives of the Issuer’s compensation policies and procedures are to align the interests of the Issuer’s employees with the interests of its shareholders.

The Issuer has a compensation committee (the “Compensation Committee”) comprised of Malcolm Clay, Cathy McLay and David Richardson and a nominating committee (the “Nominating Committee”) comprised of Malcolm Clay, Fraser Atkinson and Mark Achtemichuk. Cathy McLay is the chair of the Compensation Committee and Malcolm Clay is the chair of the Nominating Committee. All tasks related to developing and monitoring the Issuer’s approach to the compensation of officers of the Issuer and to developing and monitoring the Issuer’s approach to the nomination of directors to the Board are performed by the members of these committees in consultation with the Board. The compensation of the NEOs and the Issuer’s employees are reviewed, recommended and approved by these committees in consultation with the Board.
Compensation to NEOs may include a base salary that constitutes the Issuer’s short-term compensation component. Such salary takes into account his or her existing professional qualifications and experience. The NEOs’ performances and salaries are to be reviewed periodically on the anniversary of their employment with the Issuer. Increases in salary are to be evaluated on an individual basis and are performance and market-based.
The Issuer may also grant incentive securities to NEOs to satisfy the long-term compensation component. The Board may also award bonuses to its NEOs. The amount and award of such bonuses is discretionary, depending on, among other factors, the financial performance of the Issuer and the position of a NEO. The objective of the Issuer’s base salary and bonus compensation elements is to compensate NEO’s at competitive market levels in order to attract and retain the best individuals for these positions in order to achieve the Issuer’s long-term plans and objectives. In addition, the objective of the Issuer’s stock option compensation is to align each NEO’s interests with the interests of the Shareholders. Depending on the NEO’s position, the amount of the grant, and other factors, the vesting schedule of stock option grants is generally over a one year to a three-year period. This enables the stock option grant to provide both short-term and long-term incentive components to employees, which the Issuer believes better aligns the NEO’s interests with those the Shareholders, as it provides incentives for the NEO to consider the longer-term business interests of the Issuer when fulfilling the duties of their role.
To make its recommendations on the compensation of our NEO’s, the Compensation Committee takes into account the types of compensation and the amounts paid to directors and officers of a peer group of companies listed on the Nasdaq stock exchange in the same or similar industry with market capitalizations under $2 billion. In a review conducted during the year ended March 31, 2023, companies included in this peer group are Workhorse Group, Inc. (Nasdaq: WKHS); Lightning eMotors (Nasdaq: ZEV); Arcimoto (Nasdaq: FUV); Blink Charging Co. (Nasdaq:BLNK); Absolute Software (TSX: ABST, Nasdaq: ABST) and Kandi Technologies Group, Inc. (Nasdaq: KNDI). The Compensation Committee considers the peer group appropriate as these companies share the Issuer’s listing exchange, are in the same or similar industry, and within a comparable market capitalization range.

In determining the amount of stock option grants to the CEO, CFO and President, the Compensation Committee considers market levels of grants to the peer group of comparable companies used to determine overall compensation levels. For grants to NEO’s other than the CEO, CFO and President, the Compensation Committee considers recommendations from its senior executive officers, in addition to considering market levels of compensation for similar roles at comparable companies, and overall business performance.
During the year ended March 31, 2023, the Compensation Committee approved a bonus program for the CEO, the President and the CFO, with maximum payouts of $250,000, $137,500, and CDN$125,000 respectively. 60% of the potential bonus payout for each of these individuals was based on achieving consolidated sales revenue, based on the Issuer’s audited annual financial statements for the year ended March 31, 2023, of between $30 million and $36 million, pro-rated. The remaining 40% of the potential bonus payout to these three executives was based on achieving a range of business objectives, the measurement of which is subjective, that are aligned with each executive’s responsibilities, relating to areas including but not limited to production, supply chain, cost improvements, employees, financing, investor relations activities and regulatory filings and reporting. Based on these factors, the Board approved year-end bonuses for the year-ended March 31, 2023 for the CEO, President and CFO respectively, of $75,750, $82,500 and CDN$25,000 respectively.  As of the date of this filing the Compensation Committee hasn’t finalized the bonus program for the CEO, President and CFO for the year ending March 31, 2024.
The Issuer has not placed any restrictions on an NEO or a director’s ability to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.
Risks Associated with Compensation Policies and Practices
In fulfilling its duties for oversight and administration of the Issuer’s executive compensation program, the Compensation Committee considers risks associated with the Issuer’s compensation policies and practices. The potential risks of the Issuer’s compensation policies and practices are considered on an annual basis as part of the evaluation of the NEO’s performance and determination of the overall compensation for the coming year, and more frequently where required or where appropriate. The Compensation Committee mitigates the risk of an NEO taking excessive or inappropriate risks by structuring the overall compensation to include both short-term and long-term components as well as fixed and variable elements. The long-term compensation includes stock options with vesting profiles between one to three years, which helps align management’s interests with those of the Issuer, and helps to manage risk by linking a portion of the NEO’s overall compensation to the longer term performance of the Issuer.

Performance Graph
The above graph compares the total shareholder return on a CDN$100 investment in the Shares to the same investment in the S&P/TSX Venture Composite Index over the same period. The above graph shows how a CDN $100 investment in the Issuer on March 31, 2018 with a closing stock price of CDN $3.50 on such date (adjusted for a seven for one share consolidation in August 2020), would have decrease to CDN $89.43 on March 31, 2023, with a closing stock price of CDN $3.13 on such date.
As illustrated in the above chart, the common shares of the Issuer have underperformed the S&P/TSX Venture Composite Index over the past five years. The compensation to executive officers is set at levels that are comparable to similar roles at similar companies, and are comprised of base salary, bonuses, and option-based awards. The amount and award of bonuses is discretionary, depending on, among other factors, the financial performance of the Issuer and the position of a NEO.
Base salary and bonuses paid to NEO’s has not been driven by share price performance, and rather are based on market factors. The majority of option based awards granted to the CEO, CFO and President, vest over a standard one year vesting period.
Share-based and Option-based Awards
The Issuer provides Option-based Awards to its employees and executive officers, and the Issuer does not offer Share-based Awards to executive officers, but may choose to do so in the future. Option-based Awards are generally granted to employees and executive officers on an annual basis based on the Issuer’s performance, the individual’s role, and the individual’s performance based on the expectations of the role. In addition, option-based awards are typically granted to NEO’s on their initial hire date as part of their long-term compensation. Previous grants are taken into account when considering new grants of options.

Compensation Governance
The Issuer Compensation Committee consists of Malcolm Clay, Cathy McLay and David Richardson.  Cathy McLay is the chair of the Committee. Each of the members of the Compensation Committee are independent.  All tasks related to developing and monitoring the Issuer’s approach to the compensation of officers of the Issuer and to developing and monitoring the Issuer’s approach to the nomination of directors to the Board are performed by the members of these committees in consultation with the Board. The compensation of the NEOs and the Issuer’s employees are reviewed, recommended and approved by these committees in consultation with the Board.
Ms. McLay worked at TransLink from September 2008 to March 2018, most recently as the Chief Financial Officer and Executive Vice President Finance and Corporate Services. Ms. McLay currently serves on the boards of the Insurance Corporation of British Columbia (Chair of the audit committee), Vancouver Fraser Port Authority (Chair Major Capital Committee), British Columbia Hydro Authority (Chair Site C Commercial Committee) and British Columbia Ferry Services. Ms. McLay is a fellow of the Chartered Professional Accountants of British Columbia and a graduate of the Institute of Corporate Directors Education Program.
Mr. Clay holds a Bachelor of Arts degree from the University of British Columbia (1965) and his designation as a CPA, CA from the Chartered Professional Accountants, British Columbia (1969), and an FCA from the Chartered Professional Accountants, British Columbia (1992). Mr. Clay is currently retired, and since retirement has been an active as a financial consultant and corporate director.
Mr. Richardson has been the President and Chief Executive Officer of Octaform Systems Inc. since May 1997. Mr. Richardson is a Director of ZS2 Technologies Ltd. since October 2020 and a member of the Board of Trustees for AIP Realty Trust since December 2021. Mr. Richardson has received the ICD.D designation from the Institute of Corporate Directors.

The Board adopted a formal Compensation Committee Charter on August 23, 2020. The Compensation Committee, in consultation with the Board, conducts reviews with regards to the compensation of the Issuer’s officers and directors once a year. Neither the Board nor the Compensation Committee has retained a compensation consultant during the year ended March 31, 2023, or between March 31, 2023 and the date of this Statement of Executive Compensation.

SUMMARY COMPENSATION TABLE
Summary Compensation Table
The following table sets out information concerning compensation earned by, paid to, or awarded to each NEO in the fiscal year ended March 31, 2023 for each of the Issuer’s three most recently completed financial years (1):
Non-equity incentive plan compensation ($)
Name and Principal Position	Fiscal Year	Salary ($)	Share-based awards ($)(2)	Option-based awards ($)(3)	Annual incentive plan ($)(2)	Long-term incentive plans(2)	Pension value ($)(2)	All other compensation ($)(4)	Total compensation ($)
Fraser Atkinson(5) CEO, Chairman and director	2023 2022 2021	Nil Nil Nil	N/A N/A N/A	399,380 467,348 1,097,124	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	300,750(6) 281,250(6) 213,750(6)	700,130 748,598 1,310,874
Brendan Riley(7) President and director	2023 2022 2021	275,000 273,990 231,875	N/A N/A N/A	399,380 467,348 1,097,124	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	82,500 72,188 63,425	756,880 813,526 1,392,424
Michael Sieffert(8) CFO and Secretary	2023 2022 2021	190,000(9) 199,828(9) 159,408(9)	N/A N/A N/A	399,380 467,348 1,097,124	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	19,000 25,009 22,928	608,380 692,185 1,279,460
Yanyan Zhang Vice President of Program Management	2023 2022 2021	149,693 124,000 92,167	N/A N/A N/A	137,191 191,992 16,546	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	286,884 321,992 146,546
Claus Tritt Vice President of Medium Duty and Commercial Vehicle Sales	2023 2022 2021	49,045 N/A N/A	N/A N/A N/A	16,149 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	65,194 N/A N/A
(1)	All values in the table are expressed in US$.
(2)
During the three fiscal years ending March 31, 2023, none of the NEOs were granted share-based awards, nor did they receive non-equity incentive plan compensation, and the Issuer did not offer NEOs a pension plan.

(3)
Option-based awards were calculated at the fair market value at the time of grant under the Black-Scholes method. The value of options with an exercise price denominated in CDN$ was converted to US$ at exchange rates of $0.76, $0.80, and $0.76 in the years ended March 31, 2023, March 31, 2022, and March 31, 2021 respectively, and these exchange rates were the average exchange rates used for financial reporting purposes for the respective years.

(4)
None of the NEOs are entitled to perquisites or other personal benefits which, in the aggregate, are worth over CDN$50,000 or over 10% of their base salary. Other compensation comprised of consulting fee, benefits and discretionary bonus.

(5)	Mr. Atkinson was appointed as CEO on June 12, 2019.
(6)
This consulting fee was paid to Koko Financial Services Ltd., a private company owned by Mr. Atkinson, as compensation for Mr. Atkinson’s provision of services of Koko Financial Services Ltd. fulfilling the duties of CEO of the Issuer. Neither Mr. Atkinson nor Koko Financial Services Ltd. received additional compensation for Mr. Atkinson’s services as a director of the Issuer.  Pursuant to the amended management services agreement between the Issuer and Koko Financial Services Ltd. dated February 26, 2020, the Issuer agreed to pay Koko Financial Services Ltd. a base fee of $225,000 per annum (plus GST) payable monthly commencing January 1, 2020.

(7)	Brendan Riley was appointed President of the Issuer on September 19, 2016 and was appointed as a director of the Issuer on July 3, 2019.
(8)	Michael Sieffert was appointed as the CFO and secretary of the Issuer on December 1, 2018.
(9)
Salary paid to Michael Sieffert was converted from CDN$ to US$ at exchange rates of $0.76, $0.80 and $0.76 in the years ended March 31, 2023, March 31, 2022, and March 31, 2021 respectively, and these exchange rates were the average exchange rates used for financial reporting purposes for the respective years.

(10)	Yanyan Zhang was promoted to Vice President of Program Management in May of 2021.
(11)	Claus Tritt was appointed as the Vice President of Medium Duty and Commercial Vehicle Sales on November 28 of 2022.

Narrative Discussion
Employment, Consulting and Management Agreements
Fraser Atkinson
On February 26, 2020, the Issuer entered into a management services agreement with Koko Financial Services Ltd. which was effective starting June 12, 2019 for a term of one year, however if neither party has provided the other party with a notice of termination, then the agreement automatically renews on a month-to-month basis. Pursuant to this agreement, Koko Financial Services Ltd. accepted the appointment with the designated personnel Fraser Atkinson acting as the CEO of the Issuer and all of the Issuer’s subsidiary companies. Mr. Atkinson’s current duties are to lead in conjunction with the Board, in the development of the Issuer’s strategy, and to oversee the implementation of the strategy; to ensure the Issuer is appropriately staffed and organized, to assess business risks and ensure effective controls and systems are in place; to work with the management team to execute on the strategic direction of the Issuer, including overseeing the material undertakings and activities of the Issuer and ensure that the directors are properly informed so they can form appropriate judgments. So long as this management services agreement remains in effect, the Issuer agreed to pay Koko Financial Services Ltd. a base fee of $18,750 per month (plus applicable taxes) for carrying out the services payable on the last day of each month. The base fee does not include any bonuses that might be paid to Koko Financial Services Ltd. for carrying out the services. During November 2020 Mr. Atkinson received a grant of 100,000 stock options that are exercisable at a price of $20.00, have a term of five years, and vest over a three-year period. For the year ended March 31, 2023 Mr. Atkinson earned a bonus of $75,750.  The Compensation Committee has not finalized the bonus program for the year ending March 31, 2024.
Brendan Riley
On September 19, 2016, the Issuer entered into an employment agreement with Brendan Riley. Pursuant to this agreement, Mr. Riley agreed to be employed as the President of the Issuer and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Riley’s employment commenced on November 1, 2016 at a base salary of $225,000 plus bonuses and sales commission. Effective October 1, 2020 Mr. Riley’s base compensation was increased to $250,000 per annum and during November 2020 Mr. Riley received a one time bonus of $50,000, and a grant of 100,000 stock options that are exercisable at a price of $20.00, have a term of five years, and vest over a three-year period. During the year ended March 31, 2022, the Compensation Committee approved an increase to the base salary of Mr. Riley to $275,000 per annum. For the year ended March 31, 2023 Mr. Riley earned a bonus of $82,500.  The Compensation Committee has not finalized the bonus program for the year ending March 31, 2024.

Michael Sieffert
On November 15, 2018, the Issuer entered into an employment agreement with Michael Sieffert. Pursuant to this agreement, Mr. Sieffert agreed to be employed as the CFO of the Issuer and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Sieffert’s employment commenced on November 20, 2018, and for the first three months of his employment the Issuer agreed to pay Mr. Sieffert a base salary of CDN$200,000 per year (subject to applicable income tax withholdings) for carrying out the services, and after three months of employment, his base salary increased to CDN$225,000 per year. During the year ended March 31, 2022, the Compensation Committee approved an increase to the base salary of Mr. Sieffert to CDN$250,000 per annum. For the year ended March 31, 2023 Mr. Sieffert earned a bonus of CDN $25,000.  The Compensation Committee has not finalized the bonus program for the year ending March 31, 2024.
Yanyan Zhang
In March 2017, the Issuer entered into an employment agreement with Yanyan Zhang. Pursuant to this agreement, Ms. Yanyan Zhang agreed to be employed as the Project Manager of the Issuer and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Ms. Zhang’s employment commenced on April 3, 2017 at a base salary of $72,000. In May 2020, Ms. Zhang was promoted to Director of operation, Effective May 4, 2020, Ms. Zhang’s base compensation was increased to $94,000 per annum. In May 2021, Ms. Zhang was promoted to Vice President of Program Management. Effective June 1, 2021, Ms. Zhang’s base compensation was increased to $130,000 per annum. Effective April 1, 2022, Ms. Zhang’s base compensation was increased to $150,000 per annum.
Claus Tritt
On November 28, 2022, the Issuer entered into an employment agreement with Calus Tritt. Pursuant to this agreement, Mr. Claus Tritt agreed to be employed as the Vice President of Medium Duty and Commercial Vehicle Sales of the Issuer and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Tritt’s employment commenced on November 28, 2022 at a base salary of $150,000 plus bonuses.

INCENTIVE PLAN AWARDS
Outstanding Share-based Awards and Option-based Awards
The following table sets out information concerning the option-based and share-based awards held by our NEOs as at March 31, 2023:
	Option-based Awards				Share-based Awards(1)
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of unexercised in-the-money options(2) (CDN$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Fraser Atkinson	14,286	3.50	February 12, 2024	Nil	Nil	N/A	N/A
	28,571	2.59	January 30, 2025	15,428	Nil	N/A	N/A
	100,000	20.00(3)	November 19, 2025	Nil	50,000	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	50,000	N/A	N/A
	60,000	3.80	February 14, 2028	Nil	60,000	N/A	N/A
Brendan Riley	14,286	3.50	February 12, 2024	Nil	Nil	N/A	N/A
	35,714	2.59	January 30, 2025	19,286	Nil	N/A	N/A
	100,000	20.00(3)	November 19, 2025	Nil	50,000	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	50,000	N/A	N/A
	60,000	3.80	February 14, 2028	Nil	60,000	N/A	N/A
Michael Sieffert	50,000	3.01	November 30, 2023	6,000	Nil	N/A	N/A
	18,571	2.59	January 30, 2025	10,028	Nil	N/A	N/A
	100,000	20.00(3)	November 19, 2025	Nil	50,000	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	50,000	N/A	N/A
	60,000	3.80	February 14, 2028	Nil	60,000	N/A	N/A
Yanyan Zhang	357	3.50	February 14, 2024	Nil	N/A	N/A	N/A
	7,143	2.59	January 30, 2025	193	N/A	N/A	N/A
	2,857	4.90	July 3, 2025	Nil	1,429	N/A	N/A
	15,000	19.62	May 18, 2026	Nil	7,500	N/A	N/A
	25,000	16.45	December 10, 2026	Nil	12,500	N/A	N/A
	20,000	3.80	February 14, 2028	Nil	20,000	N/A	N/A
Claus Tritt	50,000	3.80	February 14, 2028	Nil	50,000	N/A	N/A
(1)	Our NEO’s were not granted share-based awards during the year ended March 31, 2023.
(2)
Based on CDN$3.13, being the closing price of the Shares on the TSX Venture Exchange on March 31, 2023. Value of unexercised in the money options are expressed in CDN$, and options with an exercise price in US$ have been converted to CDN$ at an exchange rate of $0.76. This exchange rate is the average exchange rates used for financial reporting purposes for the twelve months ended March 31, 2023.

(3)	Exercise price in US$.

Incentive Plan Awards – Value vested or Earned During the Year
The following table indicates, for each of our NEOs, a summary of the value of the option-based and share-based awards vested in accordance with their terms during the year ended March 31, 2023:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year(2) ($)
Fraser Atkinson	None	N/A	N/A
Brendan Riley	None	N/A	N/A
Michael Sieffert	None	N/A	N/A
Yanyan Zhang	None	N/A	N/A
Claus Tritt	None	N/A	N/A
(1)	Calculated using the closing share price on the TSX Venture Exchange on March 31, 2023, being CDN$3.13, less the exercise price, multiplied by the number of shares vested during the year.
(2)	Our NEO’s did not receive share-based awards or non-equity incentive plan compensation during the year.
Narrative Discussion
2022 Equity Incentive Plan
Effective April 19, 2022, the Issuer adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was subsequently approved by the shareholders of the Issuer at the Issuer’s annual general and special meeting on May 26, 2022 and subsequently re-approved by the shareholders of the Issuer at the Issuer’s annual general and special meeting on March 28, 2023.  Under the 2022 Plan the Issuer can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Issuer's other Security-Based Compensation Arrangements), shall not exceed 10% of the Issuer's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Issuer's other Security-Based Compensation Arrangements) shall not exceed 2,467,595. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases. This following description is intended as a brief description of the 2022 Plan and is qualified in its entirety by the full text of the 2022 Plan.
Purpose of the 2022 Plan
The purpose of the 2022 Plan is to promote the long-term success of the Issuer and the creation of shareholder value by: (i) encouraging the attraction and retention of eligible persons; (ii) encouraging such eligible persons to focus on critical long-term objectives; and (iii) promoting greater alignment of the interests of such eligible persons with the interests of the Issuer.

Shares Subject to the 2022 Plan
The 2022 Plan is a rolling plan for Options and a fixed plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Issuer’s other Security-Based Compensation Arrangements), shall not exceed 10% of the Issuer’s issued and outstanding Shares from time to time and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Issuer’s other Security-Based Compensation Arrangements) shall not exceed 2,467,595. The 2022 Plan is considered an “evergreen” plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.
Participation Limits
The 2022 Plan provides that:
(a)
unless the Issuer has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to insiders under the 2022 Plan, within any 12 month period, together with Shares reserved for issuance to insiders under all of the Issuer’s other Security-Based Compensation Arrangements (as defined in the 2022 Plan), shall not exceed ten (10%) percent of the issued and outstanding Shares (calculated as at the date of any grant);

(b)
unless the Issuer has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to insiders under the 2022 Plan, at any point in time, together with Shares reserved for issuance to insiders under all of the Issuer’s other Security-Based Compensation Arrangements (as defined in the 2022 Plan), shall not exceed ten (10%) percent of the issued and outstanding Shares;

(c)
unless the Issuer has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to any participant (as defined in the 2022 Plan) under the 2022 Plan, within any 12 month period, together with Shares reserved for issuance to such participant (and to Companies wholly-owned by that participant) under all of the Issuer’s other Security-Based Compensation Arrangements, shall not exceed five (5%) percent of the issued and outstanding Shares (calculated as at the date of any grant);

(d)
the maximum aggregate number of Shares issuable to any one consultant (as defined in the 2022 Plan) under the 2022 Plan, within any twelve (12) month period, together with Shares issuable to such consultant under all of the Issuer’s other Security-Based Compensation Arrangements, shall not exceed two (2%) percent of the issued and outstanding Shares (calculated as at the date of any grant); and

(e)
the maximum aggregate number of Shares issuable pursuant to grants of Options to all investor relation service providers performing investor relations activities under the 2022 Plan, within any 12 month period, shall not in aggregate exceed two (2%) percent of the issued and outstanding Shares (calculated as at the date of any grant).  For the avoidance of doubt, persons performing investor relations activities are only eligible to receive Options under the 2022 Plan; they are not eligible to receive any Performance-Based Award or other type of securities based compensation under the 2022 Plan.

Administration of the 2022 Plan
The 2022 Plan shall be administered by the Board of the Issuer and the Board of the Issuer has full authority to administer the 2022 Plan, including the authority to interpret and construe any provision of the 2022 Plan and to adopt, amend and rescind such rules and regulations for administering the 2022 Plan as the Board of the Issuer may deem necessary in order to comply with the requirements of the 2022 Plan.
Eligible Persons under the 2022 Plan
When used in connection with the grant of Options, all officers, directors, employees, management company employees and consultants of the Issuer are eligible to participate in the 2022 Plan.  When used in connection with the grant of Performance-Based Awards, all officers, directors, employees, management company employees and consultants of the Issuer that do not perform investor relations activities are eligible to participate in the 2022 Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the 2022 Plan will be determined in the sole and absolute discretion of the Board.  Each person who receives a grant under the 2022 Plan is referred to as a “Participant”.
Types of Awards
Awards of Options, RSUs, PSUs and DSUs may be made under the 2022 Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Board, in its sole discretion, subject to such limitations provided in the 2022 Plan, and will generally be evidenced by an award agreement.
Options
An Option entitles a holder thereof to purchase a prescribed number of Shares at an exercise price determined by the Board at the time of the grant of the Option, provided that the exercise price of an Option granted under the 2022 Plan shall not be less than the Discounted Market Price (as defined in the policies of the Exchange), provided that if an Option is proposed to be granted by the Issuer after the Issuer has just been recalled for trading following a suspension or halt, the Issuer must wait at least ten trading days since the day on which trading in the Issuer’s securities resumes before setting the exercise price for and granting the Option. Each Option shall, unless sooner terminated, expire on a date to be determined by the Board which will not exceed ten (10) years from the date of grant of the Option. The Board may, in its absolute discretion, upon granting Options under the 2022 Plan, specify different time periods following the dates of granting the Options during which the Participant may exercise their Options to purchase Shares and may designate different exercise prices and numbers of Shares in respect of which each Participant may exercise Options during each respective time period. Subject to the discretion of the Board, the Options granted to a Participant under the 2022 Plan shall vest as determined by the Board on the date of grant of such Options.  If the Board does not specify a vesting schedule at the date of grant, then Options granted to persons, other than those conducting investor relations activities, shall vest fully on the date of grant, and in any event in accordance with the policies of the Exchange.  Options issued to Persons conducting Investor Relations Activities must vest (and shall not otherwise be exercisable) in stages over a minimum of 12 months such that:

A.	no more than 1/4 of the Options vest no sooner than three months after the date of grant (the “Grant Date”);
B.	no more than another 1/4 of the Options vest no sooner than six months after the Grant Date;
C.	no more than another 1/4 of the Options vest no sooner than nine months after the Grant Date; and
D.	the remainder of the Options vest no sooner than 12 months after the Grant Date.
If the award agreement for the grant of Options so provides, in the event of a change of control (as defined in the 2022 Plan), all Options granted to a Participant that ceases to be an eligible person shall become fully vested and shall become exercisable by the Participant in accordance with the terms of such award agreement and the 2022 Plan.  No acceleration of the vesting of any Options shall be permitted without prior Exchange review and acceptance for Options issued to persons conducting investor relations activities.
Other than as may be set forth in the award agreement for the grant of Options, upon the death of a Participant, any Options granted to such Participant which, prior to the Participant’s death, have not vested, will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect; and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever. Any Options granted to such Participant which, prior to the Participant’s death, had vested pursuant to the terms of the applicable award agreement will accrue to the Participant’s estate in accordance with 2022 Plan and may be exercised by the Participant’s estate within one year of the death of the Participant.
Where a Participant’s relationship with the Issuer is terminated by the Issuer or a subsidiary for cause, all Options granted to the Participant under the 2022 Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date.
Where a Participant’s relationship with the Issuer terminates by reason of termination by the Issuer or a subsidiary without cause, by voluntary termination, voluntary resignation or due to retirement by the Participant, such that the Participant no longer qualifies as an eligible person, all Options granted to the Participant under the 2022 Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date; provided, however, that any Options granted to such Participant which, prior to the Participant’s termination without cause, voluntary termination, voluntary resignation or retirement, had vested pursuant to the terms of the applicable award agreement will accrue to the Participant in accordance with the 2022 Plan and shall be exercisable by such Participant for a period of 90 days following the date the Participant ceased to be an eligible person, or such longer period as may be provided for in the award agreement or as may be determined by the Board provided such period does not exceed 12 months after the termination date.

Where a Participant becomes afflicted by a disability, all Options granted to the Participant under the 2022 Plan will continue to vest in accordance with the terms of such Options; provided, however, that no Options may be redeemed during a leave of absence. Where a Participant’s relationship is terminated due to disability such that the Participant ceases to be an eligible person, all Options granted to the Participant under the 2022 Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date; provided, however, that any Options granted to such Participant which, prior to the termination of the Participant’s relationship with the Issuer due to disability, had vested pursuant to terms of the applicable award agreement, will accrue to the Participant in accordance with the 2022 Plan and shall be exercisable by such Participant for a period of 90 days following the date the termination date, or such longer period as may be provided for in the award agreement or as may be determined by the Board provided such period does not exceed 12 months after the termination date.
Restricted Share Units
A RSU is a right awarded to a Participant, as compensation for employment or consulting services or services as a director or officer, to receive for no additional cash consideration, securities of the Issuer upon specified vesting criteria being satisfied, and subject to the terms and conditions of the 2022 Plan and the applicable award agreement, and which may be paid in cash and/or Shares.  The number of RSUs to be credited to each participant shall be determined by the Board in its sole discretion in accordance with the 2022 Plan.  All RSUs will vest and become payable by the issuance of Shares at the end of the restriction period if all applicable restrictions have lapsed, as such restrictions may be specified in the award agreement.
RSUs shall be subject to such restrictions as the Board, in its sole discretion, may establish in the applicable award agreement, which restrictions may lapse separately or in combination at such time or times and on such terms, conditions and satisfaction of objectives as the Board may, in its discretion, determine at the time a RSU is granted.  The Board shall determine any vesting terms applicable to the grant of RSUs, however, no RSUs may vest before the date that is one (1) year following the date of the award.
If the award agreement so provides, in the event of a change of control (as defined in the 2022 Plan) and the Participant ceases to be an eligible person, all restrictions upon any RSUs held by such Participant shall lapse immediately and all such RSUs shall become fully vested in such Participant in accordance with the 2022 Plan.
Other than as may be set forth in the applicable award agreement, upon the death of a Participant, any RSUs granted to such Participant which, prior to the Participant’s death, have not vested, will be immediately and automatically forfeited and cancelled without further action and without any cost or payment, and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever. Any RSUs granted to such Participant which, prior to the Participant’s death, had vested pursuant to the terms of the applicable award agreement will accrue to the Participant’s estate in accordance with the 2022 Plan.
Where a Participant’s relationship with the Issuer is terminated by the Issuer or a subsidiary for cause, all RSUs granted to the Participant under the 2022 Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date.

Where a Participant’s relationship with the Issuer terminates by reason of termination by the Issuer or a subsidiary without cause, by voluntary termination, voluntary resignation or due to retirement by the Participant, all RSUs granted to the Participant under the 2022 Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date and the Participant shall have no right, title or interest therein whatsoever; provided, however, that any RSUs granted to such Participant which, prior to the Participant’s termination without cause, voluntary termination, voluntary resignation or retirement, had vested pursuant to the terms of the applicable award agreement will accrue to the Participant in accordance with the 2022 Plan provided such period does not exceed 12 months after the termination date.
Where a Participant becomes afflicted by a disability, all RSUs granted to the Participant under the 2022 Plan will continue to vest in accordance with the terms of such RSUs; provided, however, that no RSUs may be redeemed during a leave of absence. Where a Participant’s relationship is terminated due to disability such that the Participant ceases to be an eligible person, all RSUs granted to the Participant under the 2022 Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date and the Participant shall have no right, title or interest therein whatsoever; provided, however, that any RSUs granted to such Participant which, prior to the Participant’s termination due to disability, had vested pursuant to terms of the applicable award agreement will accrue to the Participant in accordance with the 2022 Plan provided such period does not exceed 12 months after the termination date.
As soon as practicable after each vesting date of a RSU, the Issuer shall, at the sole discretion of the Board, either: (a) issue to the Participant from treasury the number of Shares equal to the number of RSUs that have vested; or (b) make a cash payment in an amount equal to the Market Unit Price (as defined in the 2022 Plan) on the next trading day after the vesting date of the RSUs, net of applicable withholdings.
Performance Share Units
A PSU is a right awarded to a Participant, as compensation for employment or consulting services or services as a director or officer, to receive, for no additional cash consideration, securities of the Issuer upon specified performance and vesting criteria being satisfied, subject to the terms and conditions of the 2022 Plan and the applicable award agreement, and which may be paid in cash and/or Shares. No PSUs may vest before the date that is one year following the date of the Award.
Subject to the provisions of the 2022 Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant awards of PSUs to eligible persons that do not perform investor relations activities. The number of PSUs to be awarded to any Participant shall be determined by the Board, in its sole discretion, in accordance with the 2022 Plan. Each PSU shall, contingent upon the attainment of the performance criteria within the performance cycle, represent one Share.

The Board will select, settle and determine the performance criteria (including without limitation the attainment thereof), for purposes of the vesting of the PSUs, in its sole discretion. An award agreement may provide the Board with the right to revise the performance criteria and the award amounts if unforeseen events (including, without limitation, changes in capitalization, an equity restructuring, an acquisition or a divestiture) occur which have a substantial effect on the financial results and which in the sole judgment of the Board make the application of the performance criteria unfair unless a revision is made.
All PSUs will vest and become payable to the extent that the performance criteria set forth in the award agreement are satisfied in the performance cycle, the determination of which satisfaction shall be made by the Board on the determination date.  No PSU may vest before the date that is one year following the date of the award.
If the award agreement so provides, in the event of a change of control (as defined in the 2022 Plan) and the Participant ceases to be an eligible person, all PSUs granted to such Participant shall become fully vested in such Participant (without regard to the attainment of any performance criteria) and shall become payable to the Participant in accordance with the 2022 Plan.
Other than as may be set forth in the applicable award agreement and below, upon the death of a Participant, all PSUs granted to the Participant which, prior to the Participant’s death, have not vested, will immediately and automatically be forfeited and cancelled without further action and without any cost or payment, and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever; provided, however, the Board may determine, in its sole discretion, the number of the Participant’s PSUs that will vest based on the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed provided such period does not exceed 12 months after the termination date.
Where a Participant’s relationship with the Issuer is terminated by the Issuer or a subsidiary for cause, all PSUs granted to the Participant under the 2022 Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date.
Where a Participant’s relationship with the Issuer terminates by reason of termination by the Issuer or a subsidiary without cause, by voluntary termination, voluntary resignation or due to retirement by the Participant, all PSUs granted to the Participant which have not vested will, unless the award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date, and the Participant shall have no right, title or interest therein whatsoever; provided, however, the Board may determine, in its sole discretion, the number of the Participant’s PSUs that will vest based on the extent to which the applicable performance have been satisfied in that portion of the performance cycle that has lapsed provided such period does not exceed 12 months after the termination date.

Where a Participant becomes afflicted by a disability, all PSUs granted to the Participant under the 2022 Plan will continue to vest in accordance with the terms of such PSUs; provided, however, that no PSUs may be redeemed during a leave of absence. Where a Participant’s relationship is terminated due to disability such that the Participant ceases to be an eligible person, all PSUs granted to the Participant under the 2022 Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date, and the Participant shall have no right, title or interest therein whatsoever; provided, however, that the Board may determine, in its sole discretion, the number of the Participant’s PSUs that will vest based on the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed provided such period does not exceed 12 months after the termination date.
Payment to Participants in respect of vested PSUs shall be made after the determination date for the applicable award and in any case within ninety-five (95) days after the last day of the performance cycle to which such award relates. The Issuer shall, at the sole discretion of the Board, either: (a) issue to the Participant the number of Shares equal to the number of PSUs that have vested on the Determination Date; or (b) make a cash payment in an amount equal to the Market Unit Price (as defined in the 2022 Plan) on the next trading day after the determination date of the PSUs that have vested, net of applicable withholdings.
Deferred Share Units
A DSU is a right granted to a Participant, as compensation for employment or consulting services or services as a director or officer, to receive, for no additional cash consideration, securities of the Issuer on a deferred basis upon specified vesting criteria being satisfied, subject to the terms and conditions of the 2022 Plan and the applicable award agreement, and which may be paid in cash and/or Shares. DSUs may not be granted to any Participant performing investor relation activities.
Subject to the provisions of the 2022 Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant awards of DSUs to directors in lieu of fees (including annual Board retainers, chair fees, meeting attendance fees or any other fees payable to a director) or to other eligible persons as compensation for employment or consulting services.  The number of DSUs to be credited to each Participant shall be determined by the Board in its sole discretion in accordance with the 2022 Plan. The number of DSUs shall be specified in the applicable award agreement. Each director may elect to receive any or all of his or her fees in DSUs under the 2022 Plan.
The number of DSUs shall be calculated by dividing the amount of Fees selected by a director by the Market Unit Price (as defined in the 2022 Plan) on the grant date (or such other price as required under the policies of the Exchange) which shall be the 10th business day following each financial quarter end. Any fractional DSU shall be rounded down and no payment or other adjustment will be made with respect to the fractional DSU.
No Deferred Share Units may vest before the date that is one year following the date of the award of the DSU.

Each participant shall be entitled to receive, after the effective date that the Participant ceases to be an eligible person for any reason, on a day designated by the Participant and communicated to the Issuer by the Participant in writing at least fifteen (15) days prior to the designated day (or such earlier date after the participant ceases to be an eligible person as the participant and the Issuer may agree, which date shall be no later than one year after the date upon which the participant ceases to be an eligible person) and if no such notice is given, then on the first anniversary of the effective date that the Participant ceases to be an eligible person, at the sole discretion of the Board, either: (a) that number of Shares equal to the number of vested DSUs credited to the participant’s account, such Shares to be issued from treasury of the Issuer; or (b) a cash payment in an amount equal to the Market Unit Price on the next trading day after the Participant ceases to be an eligible person of the vested DSUs, net of applicable withholdings.
In the event that the value of a DSU would be determined with reference to a period commencing at a fiscal quarter-end of the Issuer and ending prior to the public disclosure of interim financial statements for the quarter (or annual financial statements in the case of the fourth quarter), the cash payment of the value of the DSUs will be made to the Participant with reference to the five (5) trading days immediately following the public disclosure of the interim financial statements for that quarter (or annual financial statements in the case of the fourth quarter).
Upon death of a Participant holding DSUs that have vested, the Participant’s estate shall be entitled to receive, within 120 days after the Participant’s death and at the sole discretion of the Board, a cash payment or Shares that would have otherwise been payable in accordance with the 2022 Plan to the Participant upon such Participant ceasing to be an eligible person.
General Provisions of the 2022 Plan
Non-Transferability
No Option or Performance-Based Award and no right under any such Option or Performance-Based Award shall be assignable, alienable, saleable, or transferable by a participant otherwise than by will or by the laws of descent and distribution and only then if permitted by the policies of the Exchange. No Option or Performance-Based Award and no right under any such Option or Performance-Based Award, may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment, or encumbrance thereof shall be void and unenforceable against the Issuer.
Black-out Periods
In the event that the date provided for expiration, redemption or settlement of an award falls within a blackout period imposed by the Issuer pursuant to a trading policy as the result of the bona fide existence of undisclosed material information, the expiry date, redemption date or settlement date, as applicable, of the award shall automatically be extended to the date that is ten (10) business days following the date of expiry of the blackout period which shall occur promptly following general disclosure of the undisclosed material information.  Notwithstanding the foregoing, there will be no extension of any award if the Issuer (or the Participant) is subject to a cease trade order (or similar order under applicable law.

Deductions
Whenever cash is to be paid in respect of DSUs, RSUs or PSUs, the Issuer shall have the right to deduct from all cash payments made to a Participant any taxes required by law to be withheld with respect to such payments.  The Issuer is authorized to withhold any payment due under any Award or under the 2022 Plan until the Participant has paid or made arrangements for the payment of the amount of any withholding taxes due in respect of an Award, its exercise, or any payment under such Award or under the 2022 Plan.  At the sole discretion of the Board, a Participant may be permitted to satisfy the foregoing requirement by, all in accordance with the policies of the Exchange by delivering an irrevocable direction to a securities broker approved by the Issuer to sell all or a portion of the Shares and deliver to the Issuer from the sales proceeds an amount sufficient to pay the required withholding taxes.
Amendments to the 2022 Plan
The Board may at any time or from time to time, in its sole and absolute discretion and without the approval of Shareholders, amend, suspend, terminate or discontinue the 2022 Plan and may amend the terms and conditions of any Options or Performance-Based Awards granted hereunder, subject to:
(i)
any required disinterested shareholder approval to (i) reduce the exercise price of an Award issued to an insider or (ii) extend the term of an Option granted to an insider, in either event in accordance with the policies of the Exchange;

(ii)	any required approval of any applicable regulatory authority or the Exchange; and
(iii)
any approval of Shareholders as required by the policies of the Exchange or applicable law, provided that Shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

A.	amendments of a “housekeeping nature”; and
B.
amendments for the purpose of curing any ambiguity, error or omission in the 2022 Plan or to correct or supplement any provision of the 2022 Plan that is inconsistent with any other provision of the 2022 Plan.

Term
The 2022 Plan shall terminate automatically 10 years after the date of approval by the Board and may be terminated on any earlier date as provided in the 2022 Plan.
2023 Equity Incentive Plan
Effective as of February 21, 2023, the Board adopted the 2023 Equity Incentive Plan (the “2023 Plan”) in order to grant awards to people in the United States.
The following information is intended as a brief description of the 2023 Plan and is qualified in its entirety by the full text of the 2023 Plan.

Purpose
The purpose of the 2023 Plan to: (i) enable the Issuer and any affiliate of the Issuer to attract and retain the types of employees, consultants, directors and such other persons as the plan administrator may select who will contribute to the Issuer’s long range success; (ii) provide incentives that align the interests of employees, consultants, directors and such other persons as the plan administrator may select with those of the Issuer’s shareholders; and (iii) promote the success of  the Issuer’s business.
Administration
The plan administrator, which is currently the Board, will administer the 2023 Plan. The plan administrator has sole authority, in its absolute discretion, to (i) construe and interpret the 2023 Plan; (ii) grant stock options and non-stock option awards (each, an “award”) under the 2023 Plan; (iii) determine the individuals to whom awards will be granted under the 2023 Plan and whether an option is an incentive stock option or a non-qualified stock option; (iv) determine the number of Shares subject to award, the terms and conditions of each award, including the exercise price, medium of payment and vesting provisions, and to specify the provisions of the agreement with respect thereto.
Eligibility
Employees of the Issuer or subsidiary who are subject to tax in the United States are eligible to receive incentive stock options. Subject to applicable laws, employees, consultants and directors of the Issuer or subsidiary and such other persons as the plan administrator selects are eligible to receive awards that are not incentive stock options.
While the Shares are listed on the Exchange, an award recipient must either be a Director, Employee or Consultant (as defined by the policies of the Exchange) of the Issuer or a subsidiary of the Issuer at the time of grant of the award, except as otherwise provided by the policies of the Exchange and, for awards granted to Employees, Consultants or Management Company Employees (as defined by the policies of the Exchange), the Issuer and the participant must ensure that the award recipient is a bona fide Employee, Consultant or Management Company Employee, as the case may be.
While the Shares are listed on the Exchange, except in relation to Consultant Companies (as defined by the policies of the Exchange), the awards may be granted only to an individual or to a company that is wholly owned by individual eligible for a grant of an award.
Shares Subject to the 2023 Plan
The aggregate number of Shares issuable under the 2023 Plan (and all of the Issuer’s other Security-Based Compensation Arrangements) will not exceed 2,467,595.
The total number of Shares issuable pursuant to the 2019 Plan (under which no further stock options will be granted), the 2022 Plan and the 2023 Plan will not exceed the limit set out under the 2022 Plan, which is 10% of the Issuer’s issued and outstanding Shares from time to time for the stock options and 2,467,595 Shares for the non-stock option awards.

Number of Stock Options
While the Shares are listed on the Exchange, the maximum number Shares subject to a stock option to a holder who is a Consultant (as defined by the policies of the Exchange) is limited to an amount equal to 2% of the then issued and outstanding Shares (on a non-diluted basis) in any 12 month period.
While the Shares are listed on the Exchange, the number of stock options granted to all persons in aggregate who are employed to perform investor relations activities is limited to an amount equal to 2% of the then issued and outstanding Shares (on a non-diluted basis) in any 12 month period, provided that such stock options vest in stages over a 12 month period with no more than 1/4 of the stock options vesting in any 3 month period.
Type of Awards
Under the 2023 Plan, either stock options or non-stock option awards may be granted. Incentive stock options are stock options that qualify for certain favorable tax treatment under the U.S. tax laws. Non-qualified stock options are stock options that are not incentive stock options. The aggregate fair market value on the date of grant of Shares with respect to which incentive stock options are exercisable for the first time by an optionee subject to tax in the United States during any calendar year must not exceed US$100,000, or such other limit as may be prescribed by the Internal Revenue Code.
Non-stock option awards means a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards.
A stock appreciation right is a right to receive, upon exercise, an amount payable in cash or Shares equal to the number of shares subject to the stock appreciation right that is being exercised multiplied by the excess of (i) the fair market value of one share on the date the award is exercised, over (ii) the exercise price specified in the stock appreciation right award agreement. Stock appreciation rights may be granted alone (a “free standing right”), or in tandem with an option.
A restricted award is a hypothetical share unit (“restricted stock units”) having a value equal to the fair market value of an identical number of Shares, which may, but need not, provide that such restricted award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period as the plan administrator determines. The plan administrator may also grant restricted stock units with a deferral feature, whereby settlement is deferred beyond the vesting date until the occurrence of a future payment date or event set forth in an award Agreement ("deferred stock units"). Each restricted award is subject to the conditions set forth in the 2023 Plan and to such other conditions not inconsistent with the 2023 Plan as may be determined by the plan administrator and set out in the award agreement. A holder of restricted stock units or deferred stock units has no voting rights. At the discretion of the plan administrator, each restricted stock unit or deferred stock unit may be credited with cash, to the extent that the Issuer does not have sufficient stock available to satisfy the obligation in Shares, or where the issuance of Shares would result in the breach of the limits contained in this Plan, and stock dividend equivalents paid by us in respect of one share.
The plan administrator may grant other equity-based awards, either alone or in tandem with other awards, in such amounts and subject to such conditions as the plan administrator may determine in its sole discretion.

Award Price
The per share exercise price for an incentive stock option must not be less than the fair market value per Share on the date of grant. With respect to incentive stock options granted to a greater-than-ten percent shareholder of the Issuer, the exercise price per share must not be less than 110% of the fair market value per Share on the date of grant. With respect to non-qualified stock options, the exercise price per share must be determined by the plan administrator at the time the stock option is granted.
While the Shares are listed on the Exchange, the exercise price of the Shares covered by each stock option must be determined by the plan administrator and the exercise price must not be less than the price permitted by the Exchange or other regulatory body having jurisdiction. The Issuer must not grant stock options or establish a minimum exercise price for stock options unless and until the stock options have been allocated to a particular person or persons.
While the Shares are listed on the Exchange, the exercise price of a stock option must be paid in cash.
The exercise price of a free standing right will be determined by the plan administrator, but will not be less than 100% of the greater of: (i) the fair market value of the shares underlying the free standing right on the date of grant, and (ii) the fair market value of the shares underlying the free standing right on the trading date immediately preceding the date of grant. A related right granted simultaneously with, or subsequent to, the grant of an option and in conjunction therewith or in the alternative thereto, will have the same exercise price as the related option, will be transferable only upon the same terms and conditions as the related option, and will be exercisable only to the same extent as the related option. However, a stock appreciation right, by its terms, will be exercisable only when the fair market value per share subject to the stock appreciation right and related option exceeds the exercise price per share thereof and no stock appreciation rights may be granted in tandem with an option unless the plan administrator determines that the applicable requirements of the 2023 Plan are satisfied.
Duration of Stock Options and Stock Appreciation Rights
The expiration date of a stock option or stock appreciation right must not be later than 10 years from the date of grant; provided that the expiration date of any incentive stock option granted to a greater-than-ten percent shareholder of the Issuer must not be later than five years from the date of grant.
Vesting Schedule
The vesting schedule for each award must be specified by the plan administrator at the time of grant prior to the provision of services with respect to which such award is granted. If no vesting schedule is specified at the time of grant by the plan administrator or in the 2023 Plan, the award vests immediately.
The plan administrator may accelerate the vesting of one or more outstanding awards provided that other than stock options, no award can vest before the date that is one year following the date it is granted or issued.

Term of Stock Option
Stock options that have vested but have not been exercised terminate upon the occurrence of the first of the following events, except as provided for in a stock option agreement: (i) the expiration of the option; (ii) the date of an optionee’s termination of employment or contractual relationship with the Issuer for cause; (iii) the expiration of three months from the date of an optionee’s termination of employment or contractual relationship for any reason other than for cause, death or certain disability; and (iv) the expiration of one year from termination of an optionee’s employment or contractual relationship by reason of death or certain disability, provided, however, that while the Shares are listed on the Exchange, stock options granted to optionees engaged in investor relations activities on behalf of the Issuer expire 30 days after such optionees cease to perform such investor relations activities for the Issuer. Stock options that have not vested terminate immediately upon the optionee’s resignation from or termination of employment or contractual relationship with the Issuer for any reason whatsoever, including death or disability.
General Provisions of the 2023 Plan
Transfer of Stock Options and Restricted Awards
The stock options granted under the 2023 Plan may not be transferred, assigned, pledged or hypothecated in any manner other than by will or by applicable laws of descent and distribution, and will not be subject to execution, attachment or similar process, provided, however, that subject to applicable laws, the optionee’s heirs or administrators may exercise any portion of the outstanding vested stock options within one year of the optionee’s death. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of any stock option contrary to the provisions of the 2023 Plan, or upon the sale, levy or any attachment or similar process contrary to the rights and privileges conferred by the 2023 Plan, such stock option will terminate and become null and void.
The restricted awards granted under the 2023 Plan are subject to the terms of the applicable award agreement, which may, but need not, include that the restricted award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period as the plan administrator determines.
Securities Regulation and Tax Withholding
Stock options will not be granted and Shares will not be issued with respect to stock options unless the grant of such stock options, the exercise of such stock options and the issuance and delivery of such shares comply with all applicable laws. The optionee must pay to us promptly upon exercise of a stock option or, if later, the date that the amount of such obligations becomes determinable, all applicable federal, state, provincial, local and foreign withholding taxes resulting upon exercise of a stock option or from a transfer or other disposition of Shares acquired upon exercise of a stock option or otherwise related to a stock option or Shares acquired in connection with a stock option.

Certain Corporate Transactions
If the Issuer is involved in a merger, consolidation, acquisition of property, reorganization, or liquidation, or the Issuer declares a dividend payable in, or subdivided, reclassify, reorganize, or combine the Shares, the plan administrator will, with respect to each outstanding stock option, proportionately adjust the number of Shares subject to such stock option and/or the exercise price per share so as to preserve the rights of the optionee substantially proportionate to the rights of the optionee prior to such event. Also to the extent such action includes an increase or decrease in the number of Shares, the number of shares available under the 2023 Plan and the exercise price for such stock option will automatically be increased or decreased proportionately.
For greater certainty, the exercise price for any stock options and the number of Shares deliverable upon the exercise of the stock options will be subject to adjustment in the case of any capital reorganization or of any reclassification of the capital of the Issuer, or in the case of the consolidation, merger or amalgamation of the Issuer with or into any other company, each stock option will, after such event, confer the right to purchase the number of Shares or other securities of the Issuer (or of the company resulting from such event) which the optionee would have been entitled to upon such event if the optionee had been a shareholder of the Issuer at the time of such event.
Term of the Plan
The plan administrator may grant incentive stock options on or after the date on which the 2023 Plan is adopted through the day immediately preceding the 10th anniversary of the date the 2023 Plan is adopted. The plan administrator may grant non-qualified stock options on or after the date the 2023 Plan is adopted and until the 2023 Plan is terminated by the Board.
Shareholder Approval
While the Shares are listed on the Exchange, unless disinterested shareholder approval is obtained, under no circumstances will the 2023 Plan, together with all of other previously established and outstanding stock option plans or grants, result in:
(i)
the maximum aggregate number of Shares issuable to any participant, within any 12 month period, together with Shares reserved for issuance to such participant under all of the Issuer’s other security-based compensation arrangements, shall not exceed 5% percent of the issued and outstanding Shares (calculated as at the date of any grant);

(ii)
the maximum aggregate number of Shares issuable to insiders, within any 12 month period, together with Shares reserved for issuance to insiders under all of the Issuer’s other security-based compensation arrangements, shall not exceed 10% percent of the issued and outstanding Shares (calculated as at the date of any grant);

(iii)
the maximum aggregate number of Shares issuable to insiders, at any point in time, together with Shares reserved for issuance to insiders under all of the Issuer’s other security-based compensation arrangements, shall not exceed 10% percent of the issued and outstanding Shares; and

(iv)
the maximum aggregate number of Shares issuable to any one consultant, within any 12 month period, together with Shares issuable to such consultant under all of the Issuer’s other security-based compensation arrangements, shall not exceed 2% percent of the issued and outstanding Shares (calculated as at the date of any grant); and

(v)
the maximum aggregate number of Shares issuable pursuant to grants of options to all investor relation service providers performing investor relations activities, within any 12 month period, shall not in aggregate exceed 2% percent of the issued and outstanding Shares (calculated as at the date of any grant). For the avoidance of doubt, persons performing investor relations activities are only eligible to receive stock options; they are not eligible to receive any performance-based award or other type of securities based compensation.

While the Shares are listed on the Exchange, the Issuer must obtain disinterested shareholder approval for any amendment to stock options held by insiders that would have the effect of decreasing the exercise price of the stock options.
Amendment and Termination
The 2023 Plan will terminate automatically on February 21, 2033. No award will be granted pursuant to the 2023 Plan after such date, but awards granted before then may extend beyond that date. The plan administrator may suspend or terminate the 2023 Plan at any earlier date in accordance with the terms of the 2023 Plan. No awards may be granted under the 2023 Plan while the 2023 Plan is suspended or after it is terminated.
The plan administrator may, subject to applicable laws, at any time modify or amend stock options granted under the 2023 Plan, provided, however, that (i) no amendment with respect to an outstanding stock option which has the effect of reducing the benefits afforded to the optionee must be made over the objection of such optionee; (ii) the events triggering acceleration of vesting of outstanding stock options may be modified, expanded, or eliminated without the consent of the optionees; and (iii) the plan administrator may not increase the number of shares available for issuance on the exercise of incentive stock options without shareholder approval.
PENSION PLAN BENEFITS
The Issuer does not have any pension plans that provide for payments or benefits to the NEOs at, following, or in connection with retirement, including any defined benefits plan or any defined contribution plan. The Issuer does not have a deferred compensation plan with respect to any NEO.
TERMINATION AND CHANGE OF CONTROL BENEFITS
The Issuer has no contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to its directors or members of its management at, following or in connection with any termination whether voluntary, involuntary or constructive, resignation, retirement, a change in control of the Issuer or a change in their responsibilities.

If the award agreement for the grant of Options so provides, in the event of a change of control (as defined in the 2022 Plan or the 2023 Plan, as applicable), all Options granted to a Participant that ceases to be an eligible person shall become fully vested and shall become exercisable by the Participant in accordance with the terms of such award agreement and the 2022 Plan or the 2023 Plan, as applicable. No acceleration of the vesting of any Options shall be permitted without prior TSX Venture Exchange review and acceptance for Options issued to persons conducting investor relations activities.
If the award agreement so provides, in the event of a change of control (as defined in the 2022 Plan or the 2023 Plan, as applicable) and the Participant ceases to be an eligible person, all restrictions upon any RSUs held by such Participant shall lapse immediately and all such RSUs shall become fully vested in such Participant in accordance with the 2022 Plan or the 2023 Plan, as applicable.
If the award agreement so provides, in the event of a change of control (as defined in the 2022 Plan or the 2023 Plan, as applicable) and the Participant ceases to be an eligible person, all PSUs granted to such Participant shall become fully vested in such Participant (without regard to the attainment of any performance criteria) and shall become payable to the Participant in accordance with the 2022 Plan or the 2023 Plan, as applicable.
DIRECTOR COMPENSATION
Director Compensation Table
The following table sets out information concerning compensation earned by, paid to, or awarded to the non-executive directors of the Issuer for their service as members of the Board and, if applicable, as members of any committee of the Board for the year ended March 31, 2023:
Name	Fees Earned (CDN$)(1)	Share-based awards ($)(2)	Option-based awards (CDN$)(3)	Non-equity incentive plan compensation ($)(2)	Pension value ($)(2)	All other compensation ($)	Total compensation (CDN$)
Mark Achtemichuk	32,895	N/A	293,628	N/A	N/A	Nil	326,523
Malcolm Clay	46,053	N/A	293,628	N/A	N/A	Nil	339,681
David Richardson	32,895	N/A	293,628	N/A	N/A	Nil	326,523
Cathy McLay	39,474	N/A	293,628	N/A	N/A	Nil	333,102
(1)
Fees earned by directors expressed in CDN$ and were converted from amounts paid in US$ using the effective exchange rate at the time the payment was made. The average exchange rate for the year ended March 31, 2023, used for financial reporting purposes was $0.76.

(2)	The Issuer’s directors did not receive share-based awards, non-equity incentive plan compensation, or pension benefits during the year ended March 31, 2023.
(3)	Option-based awards calculated at the fair market value at the time of grant under the Black-Scholes method.

Narrative Description
The Issuer’s non-executive directors are eligible for stock options and other performance based securities pursuant to the 2022 Plan which are typically granted on an annual basis and are based on business performance, personal performance, and are granted at a level that is consistent with director stock option grants of comparable public companies. The Issuer’s non-executive directors did not receive share-based awards, non-equity incentive plan compensation or a pension in the year ended March 31, 2022. On December 4, 2020 the Board agreed to set director’s fees for each non-executive director of the Issuer at $25,000 per annum plus an additional $5,000 per annum for each committee chair. Between December 4, 2020 and the date of this Information Circular, Malcolm Clay was the chair of the Audit Committee and the chair of the Nomination Committee and Cathy McLay was the chair of the Compensation Committee. On December 10, 2021, the Board granted 50,000 stock options exercisable at $16.45 per share to each of the Issuer’s non-executive directors. On February 14, 2023, the Board granted 60,000 stock options exercisable at $3.80 per share  to each of the Issuer’s non-executive directors. The stock options have a term of five years, and vest 25% four months after the grant date, 25% six months after the grant date, 25% nine months after the grant date, and 25% twelve months after the grant date.
Share-based Awards, Option-based Awards and Non-equity Incentive Plan Compensation
The following table sets out information concerning the option-based and share-based awards held by the Issuer’s non-executive directors as at March 31, 2022:
	Option-based Awards				Share-based Awards(1)
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of unexercised in-the-money options (CDN$)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Mark Achtemichuk	5,357	5.25	May 26, 2022	18,160	Nil	N/A	N/A
	14,286	3.50	May 4, 2023	73,430	Nil	N/A	N/A
	14,286	3.50	February 12, 2024	73,430	Nil	N/A	N/A
	42,857	2.59	January 30, 2025	259,285	Nil	N/A	N/A
	5,000	20.00(3)	December 4, 2025	Nil	Nil	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	50,000	N/A	N/A
Malcolm Clay	14,286	3.50	May 4, 2023	73,430	Nil	N/A	N/A
	14,286	3.50	February 12, 2024	73,430	Nil	N/A	N/A
	28,571	2.59	January 30, 2025	172,855	Nil	N/A	N/A
	5,000	20.00(3)	December 4, 2025	Nil	Nil	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	50,000	N/A	N/A
David Richardson	14,286	3.50	May 4, 2023	73,430	Nil	N/A	N/A
	14,286	3.50	February 12, 2024	73,430	Nil	N/A	N/A
	28,571	2.59	January 30, 2025	172,855	Nil	N/A	N/A
	5,000	20.00(3)	December 4, 2025	Nil	Nil	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	50,000	N/A	N/A
Cathy McLay	42,857	2.59	January 30, 2025	42,857	Nil	N/A	N/A
	5,000	20.00(3)	December 4, 2025	Nil	Nil	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	50,000	N/A	N/A
(1)	The Issuer’s directors were not granted share-based awards during the year ended March 31, 2022.
(2)	Based on CDN$8.64, being the closing price of the Shares on the TSX Venture Exchange on March 31, 2022. Value of unexercised in the money options are expressed in CDN$
(3)	Exercise price in US$.

Incentive Plan Awards – Value vested or Earned During the Year
The following table indicates, for each of the Issuer’s non-executive directors, a summary of the value of the option-based and share-based awards vested in accordance with their terms during the year ended March 31, 2022:
Name	Option-based awards – Value vested during the year(1) (CDN$)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year(2) ($)
Mark Achtemichuk	Nil	N/A	N/A
Malcolm Clay	Nil	N/A	N/A
David Richardson	Nil	N/A	N/A
Cathy McLay	Nil	N/A	N/A
(1)	Calculated using the closing share price of the shares on the TSX Venture Exchange on March 31, 2022, being CDN $8.64, less the exercise price.
(2)	The Issuer’s directors did not receive share-based awards or non-equity incentive plan compensation during the year.
Narrative Description
The options granted to the Issuer’s non-executive directors on December 4, 2020 vested in their entirety during the year ended March 31, 2022.

Exercise of Compensation Securities by Directors and NEOs
Stock options exercised during the year ended March 31, 2023:
Name and Position	Type of Compensation Security	Number of Underlying Securities Exercised	Exercise price per security ($)	Date of exercise	Closing Price of Security on Date of Exercise ($)	Difference between the exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Brendan Riley	Stock Options	None	None	None	None	None	None
Michael Sieffert	Stock Options	None	None	None	None	None	None
Malcolm Clay	Stock Options	None	None	None	None	None	None
Fraser Atkinson	Stock Options	None	None	None	None	None	None
Mark Achtemichuk	Stock Options	None	None	None	None	None	None
David Richardson	Stock Options	None	None	None	None	None	None
Cathy Mclay	Stock Options	None	None	None	None	None	None
Yanyan Zhang	Stock Options	None	None	None	None	None	None
Claus Tritt	Stock Options	None	None	None	None	None	None